Exhibit 99.1

Vertical Aerospace Assembles Comprehensive Financing Package of up to $850 million

•	The company today raised $50 million of common equity and expects to receive a further $30 million over the coming weeks, representing approximately $160 million of available capital to execute key certification milestones over the remainder of 2026.
•	In addition to the equity raise, the new comprehensive financing package agreement in principle provides for access to up to $800 million in additional committed capital, across a range of facilities through 2027 and beyond.
•	Existing convertible notes held by Mudrick Capital to be amended to extend maturity from December 2028 to December 2030, ensuring debt matures after planned 2028 certification and first Valo deliveries to customers; Mudrick also to purchase up to $50 million of new additional convertible secured notes.
•	Financing package structured to give Vertical ability to optimize its facility options to promote capital efficiency and access capital when and how it chooses.

BRISTOL, UK; NEW YORK, NY – 30 March 2026: Vertical Aerospace [NYSE: EVTL] ("Vertical" or "the Company"), a global aerospace and technology company that is pioneering electric aviation, today announced the signing of an agreement in principle as part of a financing package totaling up to $850 million.

The new comprehensive financing package provides Vertical with access to a capitalized runway to build upon the Company’s significant operational progress and support its achievement of its strategic milestones over the next 12 months and beyond. These include completing piloted transition flight, public flight demonstrations of the current prototype, progressing its hybrid-electric demonstrator, expanding Vertical’s Energy Center, advancing construction of the aircraft manufacturing facility, and beginning production of the first full-scale Valo certification aircraft.

The Company is now positioned to have approximately $160 million of working capital in the near term, combining the $50 million of equity capital raised today and $30 million to be drawn under the facilities immediately on their execution with existing cash on hand and anticipated tax relief and government grants.

Overview of Comprehensive Financing Package

The comprehensive financing package is structured to provide Vertical with access to capital across multiple instruments. Mudrick Capital Management, L.P. (“Mudrick Capital”) and Yorkville Advisors Global, LP (“Yorkville”) partnered with the Company to assemble the financing package. It comprises four components:

•	Equity Capital Issuance – $50 million. The Company today closed the new issuance of ordinary shares, raising $50 million of immediate working capital.

•	Convertible Secured Notes – Maturity Extension and Up to $50 million of New Notes. Mudrick Capital has agreed as part of the agreement in principle to amend the Company’s existing 10.00% / 12.00% PIK Convertible Secured Notes to extend their maturity from December 2028 to December 2030 – ensuring debt matures after planned certification in 2028. Mudrick Capital also agreed in principle to provide a facility under which it would purchase up to $50 million of new additional convertible secured notes subject to certain conditions, issuable in tranches over 12 months, and on the same terms as the existing notes.

•	Series A Convertible Preferred Equity – Up to $250 million. Yorkville has agreed in principle to purchase up to $250 million of Series A Convertible Preferred Shares of the Company, issuable at the Company's option in tranches over 24 months, subject to certain conditions. The preferred shares are to carry a 0% dividend, and convert at a share price determined at individual tranche issuance and conversion dates, in the ordinary course.

•	Equity Line of Credit — Up to $500 million. Yorkville also has agreed in principle to provide an equity line of credit of up to $500 million over 36 months, with the ability for the Company to draw on it from time to time subject to customary conditions. This structure would enable Vertical to raise common equity at progressively higher prices as it achieves key milestones, capturing the full benefit of valuation appreciation for existing shareholders.

Pursuant to the agreement in principle, the parties have committed to use best efforts to execute the definitive documents by April 19, 2026, at which point the full suite of capital facilities would become available to the Company.

A Path to Certification-Driven Value Creation

This comprehensive financing package enables Vertical’s delivery of the technical and operational milestones on its strategic road map. Vertical also maintains freedom and flexibility to access other capital sources outside of the package in the future. By shoring up its balance sheet, the Company believes the market can now focus on its core product potential and business fundamentals.

"Today marks a new dawn for Vertical Aerospace. We have assembled a comprehensive, flexible financing package designed to execute our strategic plan, and materially strengthened our ability to build and certify Valo. We are grateful to Mudrick Capital and Yorkville for their support of our technology, team and mission." - Stuart Simpson, Chief Executive Officer, Vertical Aerospace

"We have backed Vertical Aerospace since 2021 because we believe they are building the most technically advanced aircraft in the industry. This financing package is designed to give Vertical ample runway and the financial foundation it needs to achieve certification, enter commercial service, and realize the substantial value we see in this business. We are proud to be deepening our commitment at this pivotal stage." - Jason Mudrick, Chief Investment Officer, Mudrick Capital Management

"Over the past year, we’ve had extensive conversations with existing and prospective shareholders about what matters most as we move through our next phase: disciplined, milestone-aligned access to capital. This financing package provides immediate working capital and provides management with flexible tools to access additional capital in a manner that promotes capital efficiency, as we progress through our certification milestones. We are more excited than ever about Vertical's prospects." - Dómhnal Slattery, Chairman of the Board, Vertical Aerospace

Agreement in Principle Status

The parties have reached an agreement in principle on the key terms of the proposed facilities. The agreement in principle is nonbinding and remains subject to the negotiation and execution of definitive agreements, completion of due diligence and satisfaction of various other conditions. There can be no assurance that the parties will enter into definitive agreements or that any transaction will be consummated on the terms currently contemplated, or at all.

Any descriptions of the terms of the proposed facilities contained herein are summaries only, are non-binding and are subject in all respects to the negotiation, execution and delivery of definitive documentation and the satisfaction of any conditions precedent set forth therein. Access to the financing will be subject to the definitive agreements and market conditions.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions, designed to fly up to 100 miles at speeds of up to 150 mph. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell, Syensqo, Evolito, Isoclima and Aciturri, with its own proprietary battery and propeller technology to develop the world's most advanced and safest eVTOL. Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical's experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Enquiries please contact:

Media: Justin Bates, Head of Communications justin.bates@vertical-aerospace.com +44 7878 357 463

Investor Relations: Samuel Emden, Head of Investor Affairs samuel.emden@vertical-aerospace.com +44 7816 459 904

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the anticipated benefits and terms of the financing package described herein, the expected timing of execution of definitive documentation, the Company's anticipated use of proceeds, statements regarding the Company's path to and expected timing of certification milestones including transition flight of the Valo aircraft, the Company's strategy to access capital in a capital-efficient and minimally dilutive manner, statements regarding anticipated improvements in the Company's equity valuation, and statements that include the words "expect," "intend," "plan," "believe," "project," "forecast," "estimate," "may," "should," "anticipate," "will," "aim," "potential," "continue," "are likely to" and similar statements of a future or forward-looking nature. The term sheet described herein is non-binding, and there can be no assurance that definitive documentation will be executed on the terms described or at all. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: negotiation, execution and delivery of definitive documentation for the facilities described herein upon the terms summarized herein, or at all, our limited operating history without manufactured non-prototype aircraft or completed eVTOL aircraft customer order; our potential inability to raise additional funds when we need or want them, or at all, to fund our operations; our potential inability to produce, certify or launch aircraft in the volumes or timelines projected; the potential inability to obtain the necessary certifications for production and operation within any projected timeline, or at all; our history of losses and the expectation to incur significant expenses and continuing losses for the foreseeable future; the market for eVTOL aircraft being in a relatively early stage; any accidents or incidents involving eVTOL aircraft could harm our business; our dependence on partners and suppliers for the components in our aircraft and for operational needs; and the other important factors discussed under the caption "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 24, 2026, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.